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                             July 7, 2020

       Ernst Teunissen
       Chief Financial Officer
       TripAdvisor, Inc.
       400 1st Avenue
       Needham, MA 02494

                                                        Re: TripAdvisor, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 19,
2020
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2020
                                                            Filed May 8, 2020
                                                            File No. 001-35362

       Dear Mr. Teunissen:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview
       Financial Summary and Business Trends , page 37

   1. We note on page 14 that pending the finalization of the terms of Brexit during the transition process
through December 31, 2020, the Company is unable to predict the effect
                                                        Brexit will have on its
business and results of operations. Notwithstanding, please address the underlying reasons
for the year over year decline in your UK revenues since 2017 as reported on page 115
and whether you expect such trend to continue. Refer to Item
                                                        303(a)(3)of Regulation
S-K.

       Notes to Consolidated Financial Statements
 Ernst Teunissen
TripAdvisor, Inc.
July 7, 2020
Page 2
Note 4. Revenue Recognition
Disaggregation of Revenue, page 90

2. Please tell us how your current presentation of disaggregated revenues depicts the nature, amount, timing and uncertainty of revenues and cash flows as affected by economic factors. In this regard, we note in your earnings call and on pages 88-89, that you referred to discrete revenue streams including but not limited to hotel metasearch auction revenues, hotel B2B revenues, media revenues, booking commissions, transaction fees (seated diner fees), subscription-based advertising, and display advertising. Refer to ASC 606-10-55-
         89 and 90.


Note 18. Segment and Geographic Information
Revenue and Geographic Information , page 114

3. We note on page 11 that at least two of your significant advertising partners, Expedia and
         Booking, accounted for a combined 33% of total revenues. Please provide information regarding the extent of your reliance on major customers which provide 10% or more of your revenues. Refer to ASC 280-10-50-42.
Form 10-Q for the Quarterly Period Ended March 31,2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Adjusted EBITDA, page 38

4. We note that your discussion of Adjusted EBITDA, absent a preceding discussion of Net
         Income/ Loss, is inconsistent with Q&A 102.10 of the CD&I on Non-GAAP Financial
         Measures (April 4, 2018). Please revise in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameErnst Teunissen                              Sincerely,
Comapany NameTripAdvisor, Inc.
                                                               Division of
Corporation Finance
July 7, 2020 Page 2                                            Office of
Technology
FirstName LastName